Exhibit 99.6

Address to the 2013 Annual General Meeting

Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2013 Annual General Meeting (AGM), our fourth AGM to be held in Dublin. It’s great to have you joining us.

In the past year James Hardie has performed well financially and continues to be both operationally and financially strong.

With a steady recovery in the US housing market now entering its third year and the gradual improvement of market conditions in the Asia Pacific region, our focus in fiscal year 2013 was on investing in our businesses to ensure they are well positioned to take advantage of future market opportunities.

Operating earnings for the group were stable relative to fiscal year 2012. In the US, we experienced improving demand for our products and are maintaining our category share and growing our market share against other cladding products. Similarly in Australia, despite the subdued operating environment, we continue to enjoy strong category share, with the Scyon® product range becoming a larger part of that business.

The investment of A$89 million in our Carole Park, Brisbane Australia manufacturing facility to expand our Australian fibre cement manufacturing capacity will support the continued growth of Scyon® in Australia and ensure the Australian business is well placed to respond to the increasing preference for composite building materials in residential and commercial construction.

Louis Gries, our Chief Executive Officer (CEO) will address the group financial results, the current operating environment and outlook in greater detail in his presentation.

Now turning our attention to capital management, our continued solid operating performance and confidence in future market opportunities enabled the Board to declare a first half dividend of US5.0 cents and a second half ordinary dividend of US13.0 cents, as well as a special dividend of US24.0 cents per security in May 2013. The resulting full year dividend of US42.0 cents per security in respect of fiscal year 2013 (totalling approximately US$185.5 million) was equal to the prior full year dividend.

The ordinary dividend announced in May 2013 represents an early increase in the company’s dividend payout ratio, which we announced in November 2012, from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments) beginning in fiscal year 2014 onwards. The special dividend represents amounts that were not utilised in the company’s share buyback program which expired in May 2013.

In May this year we also announced a new share buyback program to acquire up to 5% of the company’s issued capital. To the extent that we do not undertake share buybacks, the Board may consider further distributions to shareholders during fiscal year 2014, as part of our capital management strategy.

I would now like to address the issue of board renewal. Donald McGauchie has advised the Board that he will not be standing for a further term if he is re-elected at today’s meeting. For more than ten years, Donald has made a significant contribution to the success of the company, particularly in his capacity as Deputy Chairman during the past six years.

The Board and I have been very fortunate to benefit from his considerable financial and commercial expertise as well as his insight into Australian matters. We are pleased that Donald has agreed to serve a further term so that the Board can consider an appropriate director to take his place.

David Dilger has also advised the Board of his intention to retire at the conclusion of his current term, in August 2013. During the past four years David has served as a member of the Audit and Remuneration Committees as well as a director on some of the company’s Irish subsidiaries. The company has benefited from his substantial executive and board level experience and the Board and I thank him for his valuable contribution.

I would also, at this time, like to acknowledge the contribution to the company of Russell Chenu who announced his intention to retire as James Hardie’s Chief Financial Officer on June 12 this year.

Russell joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. During his tenure, Russell has been intimately involved in the resolution of several significant legacy issues facing James Hardie, including establishment of the Amended and Restated Final Funding Agreement covering the company’s asbestos compensation arrangements in Australia, the redomicile of James Hardie from the Netherlands to Ireland and the resolution of the 1999 Disputed Amended Assessment with the Australian Taxation Office. Russell also served on James Hardie’s Managing Board between August 2005 and June 2010.

Russell’s contribution to James Hardie has been immense. There is no doubt that the company is in a significantly stronger position than it was when he joined, both from a financial and organisational capability perspective.

In conclusion, under the leadership of CEO, Louis Gries, and the management team, the company has delivered another set of sound operating results, and the company is strongly positioned to leverage its increased capabilities for the medium and longer term.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

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statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

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expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

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statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as change in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.